UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE

Mail Stop 5546

Via Facsimile and U.S. Mail

								March 1, 2006

David A. Jenkins
President and CEO
EP MedSystems, Inc.
575 Route 73 North, Building D
West Berlin, NJ  08091

	Re:	EP MedSystems, Inc.
      Form 10-KSB for the fiscal year ended December 31, 2004
      Filed March 31, 2005
      Forms 10-Q for the quarters ended June 30 and September 30,
2005
      Form 8-K filed August 12, 2005
      Response Letters Dated December 21, 2005 and February 9,
2006
		File No. 000-28260

Dear Mr. Jenkins:

      We have reviewed the response letters dated December 21,
2005
and February 9, 2006 and have the following comments. Please be as detailed as necessary in your response to these comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your disclosure under Note 10 Commitments and Contingencies in your Form 10-Q for the quarter ended September 30,
2005. In light of the legal expenses and other indirect costs associated with the Iranian and Syrian sales, including the $911,000 incurred during a quarter in which you generated approximately
$4.2
million of revenues, it appears that, in addition to any financial statements disclosure, the body of your Form 10-K for the fiscal year ended December 31, 2005 should address such sales, their indirect costs and associated risks to you and/or your reputation. For example, it appears that you should address your historical and ongoing operations in Iran and Syria in Management`s Discussion and
Analysis, and summarize the associated costs and risks in your discussion of risk factors. Although you believe that it is not possible at this time to predict the outcome of the investigations, the amount of additional expenses and indirect costs you may incur, or the impact of costs of resolving the matters, it appears that risk factor disclosure is appropriate in light of the expenses and indirect costs incurred to date. We note in this regard that in your
Form 10-K for the fiscal year ended December 31, 2004, you identify non-compliance with U.S. export license requirements as a risk factor in the first bullet point on page 40 under the heading "We are subject to risks associated with sales in multiple countries."

The risk factor and other disclosure in your Form 10-K for the year fiscal year ended December 31, 2005, regarding your contacts with Iran and Syria should make clear that the license requirements to which you refer are in place because of those countries` status as U.S. State Department-designated state sponsors of terrorism. Please provide us with the text of your proposed disclosure.

2. We note your statement that Company products were sold into Syria in 2002 and 2005. Please quantify the transactions with Syria relative to your 2002 and 2005 revenues, and address the materiality of the revenues derived in those transactions.

      Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please file your response letter on EDGAR.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Peter H. White (fax) 202 263-5391
      Mayer Brown Rowe & Maw

      Peggy Fisher
		Assistant Director
		Division of Corporation Finance

David A. Jenkins
EP MedSystems, Inc.
March 1, 2006